Sime Darby Berhad
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT
50350 KUALA LUMPUR, MALAYSIA
TEL: (603) 26914122 FAX: (603) 26987398
Website: www.simedarby.com

RECEIVED
2006 JUL 11 P 1:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

LETTER FOR MAINTENANCE OF EXEMPTION

10 July 2006

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance [redacted]
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. 001-202-772-9207/BY MAIL
No. of Pages : 32

06015003

SUPPL

Dear Sirs

SIME DARBY BERHAD : FILE NO. 82-4968

Enclosed are copies of each of the following public announcements submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

No.	Subject	Date Released
1	Changes in the interest of Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera, a substantial shareholder.	02.06.2006 and 02.06.2006
2	Changes in the interest of Employees Provident Fund Board, a substantial shareholder.	02.06.2006, 02.06.2006, 06.06.2006, 09.06.2006, 09.06.2006, 16.06.2006, 19.06.2006, 29.06.2006, 29.06.2006 and 07.07.2006
3	Subcription of shares in Sime Darby Brunsfield Engineering Sdn. Bhd.	12.06.2006
4	Proposed Disposal of Sime Conoco Energy Sdn. Bhd.	22.06.2006
5	Changes in Director's Interest Pursuant to Section 135 of the Companies Act 1965	03.07.2006
6	Subcription of shares in Dunlopillo (Hong Kong) Limited	04.07.2006
7	Final closing date in respect of the exit offer by Sime Darby Motors Sdn Bhd in conjunction with the voluntary withdrawal of Hyundai-Sime Darby Berhad from the Official List of Bursa Malaysia Securities Berhad ("Bursa Securities") Pursuant to paragraph 16.04 of the Listing Requirements of Bursa Securities.	04.07.2006

PROCESSED
JUL 13 2006
THOMSON FINANCIAL

...2/-

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully
SIME DARBY BERHAD

NANCY YEOH POH YEW
Group Secretary

c.c. Ms. Violet Pagan
The Bank of New York

Fax No. 1 (212) 571 3050/ 3051/ 3052

Y/working/sdb/letter re EDMS

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to S DARBY/EDMS/KLSE on 02/06/2006 05:05:14 PM
Submitted by S DARBY on 02/06/2006 05:06:45 PM
Reference No SD-060530-30154

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: Sime Darby Berhad
*	Stock name	: SIME
*	Stock code	: 4197
*	Contact person	: Nancy Yeoh Poh Yew
*	Designation	: Group Secretary

Particulars of substantial Securities Holder

*	Name	: Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera
*	Address	: Tingkat 4, Balai PNB 201-A, Jalan Tun Razak 50400 Kuala Lumpur
*	NRIC/passport no/company no.	: 434217-U
*	Nationality/country of incorporation	: Malaysia
*	Descriptions(class & nominal value)	: Ordinary shares of RM0.50 each
*	Name & address of registered holder	:

Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera
Tingkat 4, Balai PNB
201-A, Jalan Tun Razak
50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 23/05/2006	* 600,000	

*	Circumstances by reason of which change has occurred	: Acquisition of shares by the Company
*	Nature of interest	: Direct
	Direct (units)	: 900,237,932
	Direct (%)	: 36.52
	Indirect/deemed interest (units)	:

	Indirect/deemed interest (%)	:
*	Total no of securities after change	: 900,237,932
*	Date of notice	: 23/05/2006

Remarks :

The notice of change in substantial shareholding was received from Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera on 29th May 2006.

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to S DARBY/EDMS/KLSE on 02/06/2006 05:05:11 PM
Submitted by S DARBY on 02/06/2006 05:06:50 PM
Reference No SD-060601-9976A

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

Particulars of substantial Securities Holder

* Name	:	Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera
* Address	:	Tingkat 4, Balai PNB 201-A, Jalan Tun Razak 50400 Kuala Lumpur
* NRIC/passport no/company no.	:	434217-U
* Nationality/country of incorporation	:	Malaysia
* Descriptions(class & nominal value)	:	Ordinary shares of RM0.50 each
* Name & address of registered holder	:	

Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera
Tingkat 4, Balai PNB
201-A, Jalan Tun Razak
50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 24/05/2006	* 1,400,000	

* Circumstances by reason of which change has occurred	:	Acquisition of shares by the Company
* Nature of interest	:	Direct
Direct (units)	:	901,637,932
Direct (%)	:	36.58
Indirect/deemed interest (units)	:	

Indirect/deemed interest (%) :

* Total no of securities after change : 901,637,932

* Date of notice : 24/05/2006

Remarks :

The notice of change in substantial shareholding was received from Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera on 31st May 2006.

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to S DARBY/EDMS/KLSE on 02/06/2006 05:05:13 PM
Submitted by S DARBY on 02/06/2006 05:06:49 PM
Reference No SD-060530-305D7

Submitting Merchant Bank :
(if applicable)
Submitting Secretarial Firm Name :
(if applicable)
* Company name : Sime Darby Berhad
* Stock name : SIME
* Stock code : 4197
* Contact person : Nancy Yeoh Poh Yew
* Designation : Group Secretary

Particulars of substantial Securities Holder
* Name : Employees Provident Fund Board
* Address : Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur
* NRIC/passport no/company no. : EPF ACT 1991
* Nationality/country of incorporation : Malaysia
* Descriptions(class & nominal value) : Ordinary shares of RM0.50 each
* Name & address of registered holder :
Employees Provident Fund Board
(Acquisition of 2,285,000 shares)

PHEIM Asset Management Sdn Bhd
(Disposal of 200,000 shares)

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 22/05/2006	* 1,935,000	
Disposed	22/05/2006	200,000	
Acquired	23/05/2006	350,000	

* Circumstances by reason of which change has occurred : Acquisition and sale of shares by the EPF Board and its Portfolio Manager.
* Nature of interest : Direct
Direct (units) : 385,303,405
Direct (%) : 15.63
Indirect/deemed interest (units) :

Indirect/deemed interest (%) :

* **Total no of securities after change** : **385,303,405**

* Date of notice : **23/05/2006**

Remarks :

The notice of change in substantial shareholding was received from the Employees Provident Fund Board on 29th May 2006.

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to S DARBY on 02/06/2006 05:05:16 PM
Submitted by S DARBY on 02/06/2006 05:06:51 PM
Reference No SD-060601-9976B

Submitting Merchant Bank (If applicable) :
Submitting Secretarial Firm Name (If applicable) :
* Company name : Sime Darby Berhad
* Stock name : SIME
* Stock code : 4197
* Contact person : Nancy Yeoh Poh Yew
* Designation : Group Secretary

Particulars of substantial Securities Holder
* Name : Employees Provident Fund Board
* Address : Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur
* NRIC/passport no/company no. : EPF ACT 1991
* Nationality/country of incorporation : Malaysia
* Descriptions(class & nominal value) : Ordinary shares of RM0.50 each
* Name & address of registered holder :
Employees Provident Fund Board
(Acquisition of 2,808,800 shares)

CIMB-Principal Asset Management Bhd
(Disposal of 864,800 shares)

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 24/05/2006	* 1,028,600	
Disposed	24/05/2006	500,000	
Acquired	25/05/2006	1,780,200	
Disposed	25/05/2006	364,800	

* Circumstances by reason of which change has occurred : Acquisition of shares by the EPF Board and disposal of shares by its Portfolio Manager.
* Nature of interest : Direct
Direct (units) : 387,247,405
Direct (%) : 15.71
Indirect/deemed interest (units) :

	Indirect/deemed interest (%)	:
*	Total no of securities after change	: 387,247,405
*	Date of notice	: 25/05/2006

Remarks :

The notice of change in substantial shareholding was received from the Employees Provident Fund Board on 31st May 2006.

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to S DARBY on 06/06/2006 05:13:18 PM
Submitted by S DARBY on 06/06/2006 05:14:13 PM
Reference No SD-060605-F9572

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Sime Darby Berhad
* Stock name : SIME
* Stock code : 4197
* Contact person : Nancy Yeoh Poh Yew
* Designation : Group Secretary

Particulars of substantial Securities Holder

* Name : Employees Provident Fund Board
* Address : Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur
* NRIC/passport no/company no. : EPF ACT 1991
* Nationality/country of incorporation : Malaysia
* Descriptions(class & nominal value) : Ordinary shares of RM0.50 each
* Name & address of registered holder :

Employees Provident Fund Board
(Acquisition of 1,401,500 shares)

CIMB-Principal Asset Management Bhd
(Disposal of 200,000 shares)

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 26/05/2006	* 350,000	
Disposed	26/05/2006	200,000	
Acquired	29/05/2006	1,051,500	

* Circumstances by reason of which change has occurred : Acquisition of shares by the EPF Board and disposal of shares by its Portfolio Manager.
* Nature of interest : Direct
Direct (units) : 388,448,905
Direct (%) : 15.76
Indirect/deemed interest (units) :

Indirect/deemed interest (%) :

* Total no of securities after change : 388,448,905

* Date of notice : 29/05/2006

Remarks :

The notice of change in substantial shareholding was received from the Employees Provident Fund Board on 2nd June 2006.

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to S DARBY on 09/06/2006 05:09:41 PM
Submitted by S DARBY on 09/06/2006 05:13:38 PM
Reference No SD-060609-7C18B

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Sime Darby Berhad
* Stock name : SIME
* Stock code : 4197
* Contact person : Nancy Yeoh Poh Yew
* Designation : Group Secretary

Particulars of substantial Securities Holder
* Name : Employees Provident Fund Board
* Address : Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur
* NRIC/passport no/company no. : EPF ACT 1991
* Nationality/country of incorporation : Malaysia
* Descriptions(class & nominal value) : Ordinary shares of RM0.50 each
* Name & address of registered holder :
Employees Provident Fund Board
Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 02/06/2006	* 225,700	

* Circumstances by reason of which change has occurred : Acquisition of shares by the EPF Board.
* Nature of interest : Direct
Direct (units) : 388,951,405
Direct (%) : 15.78
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :

* Total no of securities after change : 388,951,405

* Date of notice : 02/06/2006

Remarks :
The notice of change in substantial shareholding was received from the Employees Provident Fund Board on 8th June 2006.

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to S DARBY on 09/06/2006 05:09:43 PM
Submitted by S DARBY on 09/06/2006 05:13:51 PM
Reference No SD-060607-4833A

Submitting Merchant Bank :
(if applicable)
Submitting Secretarial Firm Name :
(if applicable)
* Company name : Sime Darby Berhad
* Stock name : SIME
* Stock code : 4197
* Contact person : Nancy Yeoh Poh Yew
* Designation : Group Secretary

Particulars of substantial Securities Holder
* Name : Employees Provident Fund Board
* Address : Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur
* NRIC/passport no/company no. : EPF ACT 1991
* Nationality/country of incorporation : Malaysia
* Descriptions(class & nominal value) : Ordinary shares of RM0.50 each
* Name & address of registered holder :
Employees Provident Fund Board
Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 30/05/2006	* 126,800	
Acquired	31/05/2006	150,000	

* Circumstances by reason of which change has occurred : Acquisition of shares by the EPF Board.
* Nature of interest : Direct
Direct (units) : 388,725,705
Direct (%) : 15.77
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :

* Total no of securities after change : 388,725,705

* Date of notice : 31/05/2006

Remarks :
The notice of change in substantial shareholding was received from the Employees Provident Fund Board on 8th June 2006.

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to S DARBY on 15/06/2006 05:36:35 PM
Submitted by S DARBY on 16/06/2006 05:19:18 PM
Reference No SD-060612-64A1B

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Sime Darby Berhad
* Stock name : SIME
* Stock code : 4197
* Contact person : Nancy Yeoh Poh Yew
* Designation : Group Secretary

Particulars of substantial Securities Holder
* Name : Employees Provident Fund Board
* Address : Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur
* NRIC/passport no/company no. : EPF ACT 1991
* Nationality/country of incorporation : Malaysia
* Descriptions(class & nominal value) : Ordinary shares of RM0.50 each
* Name & address of registered holder :
Employees Provident Fund Board
(Disposal of 21,200 shares
Acquisition of 129,200 shares)

CIMB-Principal Asset Management Bhd
(Disposal of 599,700 shares)

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Disposed	* 01/06/2006	* 599,700	
Disposed	05/06/2006	21,200	
Acquired	06/06/2006	129,200	

* Circumstances by reason of which change has occurred : Acquisition and disposal of shares by the EPF Board and disposal of shares by its Portfolio Manager.
* Nature of interest : Direct
Direct (units) : 388,459,705
Direct (%) : 15.76

Indirect/deemed interest (units) :
Indirect/deemed interest (%) :
* **Total no of securities after change** : **388,459,705**

* Date of notice : **06/06/2006**

Remarks :
The notice of change in substantial shareholding was received from the Employees Provident Fund Board on 9th June 2006.

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by S DARBY on 19/06/2006 05:38:19 PM
Reference No SD-060614-56EF5

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: Sime Darby Berhad
*	Stock name	: SIME
*	Stock code	: 4197
*	Contact person	: Nancy Yeoh Poh Yew
*	Designation	: Group Secretary

Particulars of substantial Securities Holder

*	Name	: Employees Provident Fund Board
*	Address	: Tingkat 23, Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
*	NRIC/passport no/company no.	: EPF ACT 1991
*	Nationality/country of incorporation	: Malaysia
*	Descriptions(class & nominal value)	: Ordinary shares of RM0.50 each
*	Name & address of registered holder	:

Employees Provident Fund Board
Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 07/06/2006	* 498,100	
Acquired	08/06/2006	461,100	

*	Circumstances by reason of which change has occurred	: Acquisition of shares by the EPF Board.
*	Nature of interest	: Direct
	Direct (units)	: 389,418,905
	Direct (%)	: 15.8
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	Total no of securities after	: 389,418,905

change

* Date of notice : 08/06/2006

Remarks :
The notice of change in substantial shareholding was received from the Employees Provident Fund Board on 14th June 2006.

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to S DARBY on 29/06/2006 05:49:14 PM
Submitted by S DARBY on 29/06/2006 05:51:42 PM
Reference No SD-060619-55D7D

Submitting Merchant Bank (If applicable) :
Submitting Secretarial Firm Name (If applicable) :
* Company name : Sime Darby Berhad
* Stock name : SIME
* Stock code : 4197
* Contact person : Nancy Yeoh Poh Yew
* Designation : Group Secretary

Particulars of substantial Securities Holder
* Name : Employees Provident Fund Board
* Address : Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur
* NRIC/passport no/company no. : EPF ACT 1991
* Nationality/country of incorporation : Malaysia
* Descriptions(class & nominal value) : Ordinary shares of RM0.50 each
* Name & address of registered holder :
Employees Provident Fund Board
(Acquisition of 1,852,800 shares)

RHB Asset Management Sdn. Bhd.
(Disposal of 50,000 shares)

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Disposed	* 16/05/2006	* 50,000	
Acquired	09/06/2006	1,052,800	
Acquired	12/06/2006	800,000	

* Circumstances by reason of which change has occurred : Acquisition of shares by the EPF Board and disposal of shares by its Portfolio Manager.
* Nature of interest : Direct
Direct (units) : 391,221,705
Direct (%) : 15.87
Indirect/deemed interest (units) :

Indirect/deemed interest (%)	:	
* Total no of securities after change	:	391,221,705
* Date of notice	:	12/06/2006

Remarks :

The notice of change in substantial shareholding was received from the Employees Provident Fund Board on 19th June 2006.

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by S DARBY on 29/06/2006 05:51:43 PM
Reference No SD-060620-4589D

Submitting Merchant Bank (If applicable)	:	
Submitting Secretarial Firm Name (If applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

Particulars of substantial Securities Holder

* Name	:	Employees Provident Fund Board
* Address	:	Tingkat 23, Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
* NRIC/passport no/company no.	:	EPF ACT 1991
* Nationality/country of incorporation	:	Malaysia
* Descriptions(class & nominal value)	:	Ordinary shares of RM0.50 each
* Name & address of registered holder	:	

Employees Provident Fund Board
(Acquisition of 4,553,700 shares)

CIMB-Principal Asset Management Bhd.
(Disposal of 500,000 shares)

PHEIM Asset Management Sdn. Bhd.
(Disposal of 97,800 shares)

SBB Asset Management Sdn. Bhd.
(Acquisition of 496,000 shares)

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Disposed	* 31/05/2006	* 500,000	
Acquired	13/06/2006	1,000,000	
Acquired	14/06/2006	400,000	
Acquired	16/06/2006	200,000	
Disposed	16/06/2006	80,000	
Acquired	19/06/2006	700,000	
Disposed	19/06/2006	17,800	
Acquired	20/06/2006	1,303,700	
Acquired	21/06/2006	650,000	
Acquired	22/06/2006	300,000	
Acquired	22/06/2006	496,000	

* Circumstances by reason of : Acquisition and disposal of shares by the EPF Board and its

which change has occurred Portfolio Managers.

* Nature of interest	:	Direct
Direct (units)	:	395,673,605
Direct (%)	:	16.05
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* **Total no of securities after change**	:	**395,673,605**
* Date of notice	:	**22/06/2006**

Remarks :

The notices of change in substantial shareholding were received from the Employees Provident Fund Board on 20th, 22nd, 26th and 28th June 2006.

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by S DARBY on 07/07/2006 06:17:48 PM
Reference No SD-060705-0D272

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Sime Darby Berhad
* Stock name : SIME
* Stock code : 4197
* Contact person : Nancy Yeoh Poh Yew
* Designation : Group Secretary

Particulars of substantial Securities Holder
* Name : Employees Provident Fund Board
* Address : Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur
* NRIC/passport no/company no. : EPF ACT 1991
* Nationality/country of incorporation : Malaysia
* Descriptions(class & nominal value) : Ordinary shares of RM0.50 each
* Name & address of registered holder :

Employees Provident Fund Board
(Acquisition of 2,605,100 shares)

PHEIM Asset Management Sdn. Bhd.
(Disposal of 200,000 shares)

SBB Asset Management Sdn. Bhd.
(Acquisition of 3,050,000 shares)

Alliance Capital Asset Management Sdn. Bhd.
(Acquisition of 200,000 shares)

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Disposed	* 23/06/2006	* 100,000	
Acquired	23/06/2006	955,500	
Acquired	26/06/2006	1,300,000	
Acquired	26/06/2006	644,500	
Acquired	27/06/2006	850,000	
Acquired	27/06/2006	1,054,000	
Acquired	28/06/2006	251,100	
Acquired	28/06/2006	200,000	
Disposed	28/06/2006	100,000	
Acquired	28/06/2006	600,000	

* Circumstances by reason of which change has occurred : Acquisition and disposal of shares by the EPF Board and its Portfolio Managers.
* Nature of interest : Direct
  Direct (units) : 401,328,705
  Direct (%) : 16.28
  Indirect/deemed interest (units) :
  Indirect/deemed interest (%) :
* **Total no of securities after change** : **401,328,705**
* Date of notice : 28/06/2006

Remarks :
The notices of change in substantial shareholding were received from the Employees Provident Fund Board on 30th June 2006 and 4th July 2006.

Form Version 2.0

General Announcement

Submitted by S DARBY on 12/06/2006 05:29:09 PM
Reference No SD-060427-EEC90

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

* Type : ● Announcement ○ Reply to query

* Subject :

Subcription of shares in Sime Darby Brunsfield Engineering Sdn. Bhd.
(Announcement pursuant to Chapter 9.19 (23) of the Listing Requirements)

* Contents :-

Sime Darby Berhad ("Sime Darby") wishes to announce that its wholly-owned subsidiary, Sime Darby Energy & Utilities Sdn. Bhd. (formerly known as Aspry Ventures Sdn. Bhd.) ("SDEU"), had today subscribed for and was allotted 60 new ordinary shares of RM1.00 each representing 60% of the total issued and paid-up share capital of Sime Darby Brunsfield Engineering Sdn. Bhd. ("SDBE" or "the Company"), for cash at par. The remaining 40% of the issued and paid-up share capital of SDBE is held by Brunsfield Engineering Sdn. Bhd. ("Brunsfield").

SDBE was incorporated in Malaysia on 16th March 2006 with an authorised share capital of RM100,000.00 divided into 100,000 ordinary shares of RM1.00 each and an issued and paid-up share capital of RM2.00 divided into 2 ordinary shares of RM1.00 each. The Company's principal activities will be the procurement, design and execution of engineering contracts jointly identified by SDEU and Brunsfield.

The investment in SDBE is not expected to have a material effect on the earnings and net assets of the Sime Darby Group for the year ending 30th June 2006. None of the directors or substantial shareholders of Sime Darby & persons connected to them has any interest, direct or indirect, in the said investment.

This announcement is dated 12th June 2006.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

General Announcement

Submitted by S DARBY on 22/06/2006 05:22:35 PM
Reference No SD-060321-33594

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: Sime Darby Berhad
*	Stock name	: SIME
*	Stock code	: 4197
*	Contact person	: Nancy Yeoh Poh Yew
*	Designation	: Group Secretary

* Type : ● Announcement ○ Reply to query

* Subject :

PROPOSED DISPOSAL OF SIME CONOCO ENERGY SDN. BHD.
(Announcement pursuant to Chapter 9.19 (23) of the Listing Requirements)

* **Contents :-**

Sime Darby Berhad ("Sime Darby") wishes to announce that its wholly-owned subsidiary, Sime Malaysia Region Berhad ("SMRB"), had on 21st June 2006 entered into a Share Sale Agreement ("SSA") with Conoco Jet (Malaysia) Sdn. Bhd. ("CJSB") for the disposal of its entire 51% equity interest in Sime Conoco Energy Sdn. Bhd. ("SCE"), comprising 51,000 ordinary shares of RM1.00 each, to CJSB, for a total cash consideration of USD500,000 (equivalent to approximately RM1,800,000) ("the Disposal"). The consideration was arrived at on a "willing buyer-willing seller" basis.

SCE is an investment holding company. SCE's sole investment is its equity interest of 2%, comprising 10,000 ordinary shares of RM1.00 each in ProJET Malaysia Sdn Bhd ("ProJET"). ProJET is principally involved in the business of domestic marketing and distribution of transportation fuels and lubricants, development of petroleum and retail business sites and the provision of other associated and ancillary products and services.

Upon completion of the disposal, SCE will cease to be a subsidiary of Sime Darby.

The completion of the SSA is conditional upon the approvals of the Foreign Investment Committee, the Ministry of Domestic Trade and Consumer Affairs and other relevant regulatory authorities, if required.

The above disposal of shares is not expected to have a material effect on the earnings or net assets of the Sime Darby Group for the year ending 30th June 2006. None of the directors or substantial shareholders of Sime Darby or persons connected to them has any interest, direct or indirect, in the said disposal.

This announcement is dated 22nd June 2006.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965

Submitted by S DARBY on 03/07/2006 05:51:15 PM
Reference No SD-060628-63254

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

Particulars of director

* Name	:	Dato' Ahmad Zubair @ Ahmad Zubir Haji Murshid
* Address	:	c/o Sime Darby Berhad, 21st Floor, Wisma Sime Darby, Jalan Raja Laut, 50350 Kuala Lumpur
* Descriptions(class & nominal value)	:	Options over unissued ordinary shares of RM0.50 each in Sime Darby Berhad

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 26/06/2006	* 70,000	

Circumstances by reason of which change has occurred	:	Options granted pursuant to the Sime Darby Employees' Share Option Scheme
Nature of interest	:	Direct
Consideration (if any)	:	
Total no of securities after change	:	
Direct (units)	:	302,000
Direct (%)	:	
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* Date of notice	:	03/07/2006

Remarks :

i. The exercise price of the options over 54,000 unissued shares granted on 28.02.2002 is RM4.90 per share.
ii. The exercise price of the options over 54,000 unissued shares granted on 06.06.2003 is RM5.08 per share.
iii. The exercise price of the options over 54,000 unissued shares granted on 28.05.2004 is RM5.47 per share.

iv. The exercise price of the options over 70,000 unissued shares granted on 20.05.2005 is RM5.28 per share.
v. The exercise price of the options over 70,000 unissued shares granted on 26.06.2006 is RM5.41 per share.

Form Version 2.0

General Announcement

Submitted by S DARBY on 04/07/2006 05:15:26 PM
Reference No SD-060522-BB355

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: Sime Darby Berhad
*	Stock name	: SIME
*	Stock code	: 4197
*	Contact person	: Nancy Yeoh Poh Yew
*	Designation	: Group Secretary

* Type : ● Announcement ○ Reply to query

* Subject :

Subscription of shares in Dunlopillo (Hong Kong) Limited
(Announcement pursuant to Chapter 9.19 (23) of the Listing Requirements)

* **Contents :-**

Sime Darby Berhad ("Sime Darby") wishes to announce that its wholly-owned subsidiary, Dunlopillo Holdings Sdn Bhd, had today subscribed for and been alloted 1 new ordinary share of HK$1.00 in Dunlopillo (Hong Kong) Limited ("DHKL"), representing the entire issued and paid-up share capital of DHKL, for cash and at par.

DHKL was incorporated in Hong Kong on 26 May 2006. DHKL will be principally involved in the business of distribution of mattresses and related bedding products.

The investment in DHKL is not expected to have a material effect on the earnings or net assets of the Sime Darby Group for the year ending 30 June 2006. None of the directors or substantial shareholders of Sime Darby or persons connected to them has any interest, direct or indirect, in the said investment.

This announcement is dated 4 July 2006.

Tables Section - This section is to be used to create and Insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

General Announcement

Submitted by S DARBY on 04/07/2006 06:42:14 PM
Reference No SD-060704-64378

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

* Type : ● Announcement ○ Reply to query

* Subject :

FINAL CLOSING DATE AT 5.00 P.M. ON 7 JULY 2006 ("FINAL CLOSING DATE") IN RESPECT OF THE EXIT OFFER BY SIME DARBY MOTORS SDN BHD ("SDM") IN CONJUNCTION WITH THE VOLUNTARY WITHDRAWAL OF HYUNDAI-SIME DARBY BERHAD ("HSD") FROM THE OFFICIAL LIST OF THE MAIN BOARD OF BURSA MALAYSIA SECURITIES BERHAD ("BURSA SECURITIES") PURSUANT TO PARAGRAPH 16.04 OF THE LISTING REQUIREMENTS OF BURSA SECURITIES ("EXIT OFFER")

* Contents :-

Further to the announcement dated 12 June 2006 made by AmMerchant Bank Berhad (a member of AmInvestment Group) on behalf of Sime Darby Berhad, we wish to advise that the Final Closing Date for acceptances in respect of the Exit Offer is 5.00 p.m. on 7 July 2006. There will be no further extensions beyond the Final Closing Date.

This announcement is dated 4 July 2006.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement: